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19005574

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8- 18974

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hartfield, Titus, and Donnelly, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 1500
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael George 201-217-8055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 West Mount Pleasant Avenue, Suite 3310	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Edward J. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartfield, Titus, and Donnelly, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Counsel/ Chief Compliance Officer

Title

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4980830
Qualified in Suffolk County
Commission Expires July 31, 2021

Notary Public

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FEB 22 2019

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This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTFIELD, TITUS & DONNELLY, LLC AND SUBSIDIARY
(Limited Liability Companies)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

HARTFIELD, TITUS & DONNELLY, LLC AND SUBSIDIARY
(Limited Liability Companies)
FOR THE YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
Consolidated Statement of Financial Condition	2
Notes to Consolidated Statement of Financial Condition	3 - 8

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Managers
Hartfield, Titus & Donnelly, LLC and Subsidiary

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Hartfield, Titus & Donnelly, LLC and Subsidiary as of December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC and Subsidiary as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Hartfield, Titus & Donnelly, LLC and Subsidiary's management. Our responsibility is to express an opinion on Hartfield, Titus & Donnelly, LLC and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Hartfield, Titus & Donnelly, LLC and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Hartfield, Titus & Donnelly, LLC and Subsidiary's auditor since 1991.
Livingston, New Jersey
February 19, 2019

HARTFIELD, TITUS & DONNELLY, LLC AND SUBSIDIARY
(Limited Liability Companies)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	1,858,429
Receivable from broker-dealers		587,088
Deposits with clearing house		603,524
Investment in limited liability company		120,000
Prepaid expenses and advances		60,254
Property and equipment, net		204,876
Cash surrender value of officers' life insurance, net of loans of $159,700		242,289
Security deposits		171,718
TOTAL ASSETS	$	3,848,178

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,752,736
Other taxes payable		17,500
Deferred rent		285,547
Other liabilities		27,585
Total liabilities		2,083,368
Commitments and contingencies (Notes 5, 6, 9 and 10)		
Members' equity:		
Voting		794,475
Non-voting		970,335
Total members' equity		1,764,810
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,848,178

See accompanying notes to consolidated statement of financial condition.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hartfield, Titus & Donnelly, LLC ("Hartfield") was formed as a limited liability company in the state of New Jersey. Hartfield serves the investment community principally as a broker of municipal securities, corporate bonds and U.S. Government Securities in the Northeast, Mid-Atlantic, Midwest, Southern, and Pacific regions of the United States. The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation ("SIPC"). The Company is subject to the regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Hartfield's operations also include the results from Munibrokers, LLC ("Munibrokers") a wholly-owned subsidiary offering information and support services to other fixed income brokers, dealers and other institutional clients.

As limited liability companies, the members are not liable for the debts, obligations, or liabilities of the entities, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Principles of Consolidation

The consolidated financial statement include the accounts of Hartfield and Munibrokers (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of a consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and a money market account that are readily convertible into cash and purchased with original maturities of three months or less.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is provided on straight-line and double-declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Investment in Limited Liability Company

The Company accounts for its investment in a limited liability company under the cost method of accounting. Under this method, the Company's share of the earnings or losses of such investee company is not included in the consolidated statement of financial condition. However, impairment charges are recognized when evidence indicates that the value of the Company's investments has deteriorated. If circumstances suggest that the value of the Investee company has subsequently recovered, such recovery is not recorded.

Management has indicated that it was not practicable to estimate the fair value of this investment because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts on the cost method were not impaired as of December 31, 2018.

Income Taxes

As a limited liability company, Hartfield is treated as a partnership for federal and state income tax purposes. Additionally, as a single member limited liability company, Munibrokers does not file a tax return. Rather, its activities are included on the partnership's tax returns of Hartfield. Accordingly, no provision has been made for income taxes in the accompanying consolidated financial statement, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. Hartfield files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09") (Topic 606), which requires an entity to recognize revenue to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Effective January 1, 2018, the Company adopted this ASU in using a modified retrospective approach. Management has determined that due to the nature of its business, related performance obligations and the transfer of control in service provided to its customers, the adoption of this ASU did not affect the accounting for the revenue earned. The adoption did not have an impact on its financial condition, results of operations or cash flows.

Commission income: The Company acts as an inter-dealer broker in fixed income securities on behalf of its clients. The Company acts as an undisclosed agent brokering transactions between other registered broker dealers and certain other financial institutions. Each time the Company facilitate a matched trade between our clients, the Company earns a commission. Commissions and related clearing expenses are recorded on the trade date (the date the matched buy and sell trade orders are agreed to, executed and confirmed by the counterparties). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser is identified, the pricing is agreed upon, the contractual obligations are binding and we share in the risk of clearing and settlement. Commission are collected at the settlement date, generally the second business day after the trade date.

Software subscription fee income: The Company, through its subsidiary Munibrokers, LLC delivers access to the aggregated content of inter-dealer brokers in the municipal bond market to authorized users. Subscription basis revenue represents a single promise to provide access to data. Revenue is recognized over time on a ratable basis over the contract term, which generally is one year. Invoices for subscriptions are rendered monthly to subscribers.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncement

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right-of-use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company evaluated the effect of ASU 2016-02 and determined that is no material effect on its consolidated financial statements, related disclosures, and net capital.

Subsequent Events

The Company has evaluated events occurring after the date of the consolidated statement of financial condition for potential recognition or disclosure in its consolidated financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its consolidated financial statement.

NOTE 2. CONCENTRATIONS OF CREDIT RISK

At December 31, 2018, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to cash.

NOTE 3. DEPOSIT WITH CLEARING HOUSE

The Company entered into an agreement with Hilltop Securities, Inc. ("Hilltop") to clear the Company's trading transactions on a fully disclosed basis. As per the agreement, the Company is required to maintain a minimum interest-bearing deposit in the amount of $600,000.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2018, consisted of the following:

Equipment	$ 461,415
Leasehold improvements	353,512
Furniture and fixtures	87,722
	902,649
Less: accumulated depreciation	(697,773)
Property and equipment, net	$ 204,876

NOTE 5. RELATED-PARTY TRANSACTIONS

Consulting Agreements

The Company entered into agreements with a voting member to provide consulting services to the Company.

The Company entered into an agreement with a former non-voting member to provide consulting services to the Company.

The Company entered into an agreement with a non-voting member to provide consulting services to the Company.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity, over and above any previously accrued amounts.

The Company is subject to various legal proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial condition.

Leases

The Company has several leases for equipment and office facilities under noncancelable operating leases expiring in various years through 2023. Minimum rentals are exclusive of lease provisions requiring periodic adjustments for real estate taxes and other costs.

Several of the Company's leases provide for periods of free rent and other lease incentives. Pursuant to FASB ASC 840, *Accounting for Leases*, the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the leases (deferred rent) amounted to $57,003 at December 31, 2018.

NOTE 7. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during 2018.

NOTE 8. OFFICERS' LIFE INSURANCE

The Company is the owner and beneficiary of insurance policies on the life of the former president in the amount of $200,000. At December 31, 2018, loans payable to the insurance company in the amount of $159,700, bearing interest at a rate of 7% per annum, are collateralized by the cash value of the policy.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2018, the Company had regulatory net capital of $1,109,547, which exceeded the Company's minimum net capital requirement of $124,251. The Company's percentage of aggregate indebtedness to net capital was 168% as of December 31, 2018.

NOTE 10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a municipal securities broker's broker, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

The Company's exposure to credit risk associated with non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through Hilltop, which guarantees the transactions, while the remaining securities transactions are with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations.

NOTE 11. INVESTMENT IN LIMITED LIABILITY COMPANY

In September 2013, the Company and several other municipal securities inter-broker dealers formed Municipal Bond Information Services, LLC ("MBIS"). MBIS, among other things, collects certain municipal securities trading information from its members and transfers such information to the SEC and/or the Municipal Securities Rulemaking Committee when or if required. The Company owns a 9% interest in MBIS and accounts for its investment on the cost basis. The carrying value of the Company's investment at December 31, 2018, amounted to $120,000. Management has reviewed the value of the investment as of December 31, 2018, and has determined that no impairment has been sustained.